EXHIBIT 99.5

Timothy Go

President and Chief Operating Officer

HF Sinclair Corporation

2828 N. Harwood

Suite 1300

Dallas, Texas 75201

May 3, 2023

Board of Directors

Holly Logistic Services, L.L.C.

2828 N. Harwood

Suite 1300

Dallas, Texas 75201

Ladies and Gentlemen:

On behalf of HF Sinclair Corporation (“HF Sinclair”), I am pleased to submit to you this non-binding proposal for HF Sinclair to acquire all of the publicly held common units representing limited partner interests in Holly Energy Partners, L.P. (“HEP”) not already owned by HF Sinclair and its affiliates (the “HEP Common Units”), pursuant to a stock-for-unit merger transaction that would result in HEP becoming an indirect wholly-owned subsidiary of HF Sinclair (the “Transaction”).

Subject to the negotiation and execution of mutually acceptable definitive documentation containing terms and conditions customary for a transaction of this type, HF Sinclair proposes to effect the Transaction at a fixed exchange ratio of 0.3714 newly issued HF Sinclair common shares per each publicly held HEP Common Unit, which was derived using the 30-day volume weighted average prices for each security as of market close on May 3, 2023.

Please be aware that HF Sinclair is only interested in acquiring all of the HEP Common Units.

The Board of Directors of HF Sinclair has indicated its support for the presentation of this offer and negotiation of the terms and conditions of the Transaction with you. We anticipate that you will delegate the authority to evaluate this proposal to the Conflicts Committee of the Board of Directors of Holly Logistic Services, L.L.C. (the “HEP Conflicts Committee”). We would appreciate the opportunity to present this proposal, as well as certain related financial and other information, to the HEP Conflicts Committee and its advisors as soon as possible. HF Sinclair is prepared to commit its management team and external advisors to move forward with the Transaction on an expedited basis.

HF Sinclair

2828 N Harwood, Suite 1300, Dallas, TX 75201

214-871-3555 | HFSinclair.com

This proposal is non-binding, and no agreement, arrangement or understanding between the parties with respect to this proposal or any other transaction shall be created until such time as a mutually satisfactory definitive agreement for the Transaction is executed. HF Sinclair reserves the right to withdraw this proposal at any time, for any reason, at HF Sinclair’s sole discretion.

Sincerely,

/s/ Timothy Go
Timothy Go
President and Chief Operating Officer

HF Sinclair

2828 N Harwood, Suite 1300, Dallas, TX 75201

214-871-3555 | HFSinclair.com

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